As filed with the Securities and Exchange Commission on January 22, 2002

                                                         Registration No. 0-9247

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ____)

                        AUTO-TROL TECHNOLOGY CORPORATION
                              (Name of the Issuer)

                        AUTO-TROL TECHNOLOGY CORPORATION
                                HOWARD B. HILLMAN
                                   ATTC, INC.
                           VENHILL LIMITED PARTNERSHIP

                       (Names of Persons Filing Statement)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    052754207
                      (CUSIP Number of Class of Securities)


  To:                                      With a copy to:
  Mr. Howard B. Hillman                    Ms. Sara M. Kraeski, Esq.
  Auto-trol Technology Corporation         Davis Graham & Stubbs LLP
  12500 North Washington Street            1550 Seventeenth Street, Suite 500
  Denver, CO  80241                        Denver, Colorado 80202

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                   This statement is filed in connection with
                          (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ]  A tender offer.
d.   [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee

================================================================================
     Transaction valuation*                            Amount of filing fee
--------------------------------------------------------------------------------
           $39,502.40                                         $7.90
================================================================================

* This calculation is based upon one-fiftieth of one percent multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the number of shares that are not owned by ATTC, Inc. multiplied by the proposed Merger Consideration.

[ ] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:______________
     (2) Form or Registration No.:____________
     (3) Filing Party:________________________
     (4) Date Filed:__________________________







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Item 1. Summary Term Sheet.

The information set forth under the caption "Summary Term Sheet" in the Going Private Statement filed as Exhibit 16(a) to this Schedule (the "Going Private Statement") is incorporated by reference pursuant to General Instruction F to
Schedule 13E-3.

Item 2. Subject Company Information.

     (a) Name and Address. Auto-trol Technology Corporation (the "Company") is the subject company. Its principal executive office is located at 12500 North Washington Street, Denver, Colorado 80241-2400 and its telephone number is (303) 452-4919.

     (b) Securities. The Class A common stock trades on the OTC Bulletin Board under the symbol "ATRC." As of December 5, 2001, there were 59,366,603 outstanding shares of Common Stock, $.02 par value per share.

     (c) Trading Market and Price. The information set forth under the caption "Certain Market Information" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3.

     (d) Dividends. No dividends paid during the past two years with respect to the subject securities. The Indenture to the Industrial Revenue Bonds restricts the payment of dividends to the amount of $2,000,000 minus 100% of the accumulated deficit subsequent to December 31, 1978.

     (e) Prior Public Offerings. No prior public offerings for cash during the past three years.

     (f) Prior Stock Purchases. The information set forth under the caption "Background of Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 3.  Identity and Background of Filing Person.

     (a) Name and Address. This Schedule is being filed by the Company, Mr. Howard B. Hillman, ATTC and Venhill Limited Partnership. The Company's principal executive office is located at 12500 North Washington Street, Denver, Colorado 80241-2400, and its telephone number is (303) 452-4919. The information required by this item with respect to Mr. Hillman, ATTC, and Venhill Limited Partnership is set forth under the caption "Buyer's Affiliates" of the Going Private Statement and is incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3.

     (b) Business and Background of Entities. The information required by this item with respect to ATTC and Venhill Limited Partnership is set forth under the caption "The Parties" of the Going Private Statement and is incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3. Neither ATTC nor Venhill was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years. Neither ATTC nor Venhill was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. In addition, neither the executive officers, directors, or controlling persons of ATTC, nor the executive officers or directors of such controlling persons (including Venhill), nor the general partner of Venhill or the persons controlling the general partner of Venhill, was either convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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


     (c)  Business and Background of Natural Persons.

          (1) The information required by this item is set forth under the caption "Directors and Management" of the Going Private Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (2) The information required by this item is set forth under the caption "Directors and Management" of the Going Private Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (3) Mr. Hillman was not convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

          (4) Mr. Hillman was not a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          (5)  Mr. Hillman is a citizen of the United States.

Item 4.  Terms of the Transaction.

     (a) Material Terms. The information set forth under the captions "Special Factors" and "The Plan of Merger" of the Going Private Statement are incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3.

     (c)  Different Terms. None.

     (d) Appraisal Rights. The information set forth under the caption "Dissenters' Rights of Appraisal" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3.

     (e)  Provisions for Unaffiliated Security Holders. None.

     (f)  Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions or Negotiations.

     (a) Transactions. The information set forth under footnotes 2 and 3 of the Audited Financial Statements of the Company and "Item 12. Certain Relationships and Related Transactions" on Form 10-KSB for the fiscal year ended September 30, 2001 is incorporated by reference pursuant to General Instruction F to Schedule 13E-3. The information set forth under the caption "Financial And Other Information" of the Going Private Statement is also incorporated by reference pursuant to General Instruction F to Schedule 13E-3. See also response to Item 5.(e) below.

     (b)  Significant Corporate Events. Not applicable.

     (c)  Negotiations or Contacts. Not applicable.

     (e) Agreements Involving the Subject Company's Securities. The Company and Venhill have entered into a series of approximately 27 outstanding promissory notes with similar terms and conditions, pursuant to which Venhill has loaned to the Company certain amounts of cash. As of the date of this filing, the outstanding balance of such promissory notes is approximately $8,800,000.

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


Item 6. Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired. The information set forth under the captions "Special Factors" and "Plan of Merger" of the Going Private Statement are incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (c)(1)-(8). The information set forth under the caption "Special Factors" of the Going Private Statement are incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes of the Merger. The information set forth under the captions "Fairness of the Transaction," "Benefits and Detriments of the Merger," and "Buyer's Purpose and Reasons for the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Alternatives. The information set forth under the captions "Background of the Merger" and "Fairness of the Transaction" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) Reasons. The information set forth under the captions "Benefits and Detriments of the Merger" and "Buyer's Purpose and Reasons for the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) Effects. The information set forth under the captions "Certain Effects of the Merger" "Benefits and Detriments of the Merger" and "Material Federal Income Tax Consequences" of the Going Private Statement are incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3.

Item 8. Fairness of the Transaction.

     (a) Fairness. The information set forth under the caption "Fairness of the Transaction" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Factors Considered in Determining Fairness. The information set forth under the caption "Fairness of the Transaction" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) Approval of Security Holders. No approval of the security holders is required in connection with the Merger. The information set forth under the caption "Fairness of the Transaction" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) Unaffiliated Representative. No unaffiliated representative was retained to act on behalf of the unaffiliated shareholders in connection with the Merger. The information set forth under the caption "Fairness of the Transaction" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3.

     (e)  Not applicable.

     (f)  Not applicable.

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


Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion, or Appraisal. The Company did not obtain any report, opinion or appraisal in connection with the Merger. The information set forth under the caption "Fairness of the Transaction" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Preparer and Summary of the Report, Opinion, or Appraisal. Not applicable.

     (c)  Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Source of Funds. The information set forth under the caption "Financing of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3.

     (b) Conditions. The information set forth under the caption "Conditions" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) Expenses. The information set forth under the caption "Certain Effects of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) Borrowed Funds. The information set forth under the caption "Financing of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 11. Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Securities Transactions. The information set forth under the caption "Common Stock Purchase Information" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3.

Item 12. The Solicitation or Recommendation.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) Recommendations of Others. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to
          Schedule 13E-3.

Item 13. Financial Statements.

     (a)  Financial Information.

          (1) The information set forth under the caption "Financial and Other Information" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

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


          (2) The information set forth under the caption "Financial and Other Information" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (3) Earnings were inadequate to cover fixed charges for the fiscal years ended September 30, 2001 and September 30, 2000. The deficiency of earnings required to cover fixed charges were (i) ($7,852,000) and ($7,806,000) for the fiscal years ended September 30, 2001 and September 30, 2000, respectively, and (ii) ($2,235,000), ($1,676,000) and ($1,790,000) for the fiscal quarters ended December 31, 2000, March 31, 2001, and June 30, 2001, respectively.

          (4)  The book value per share as of September 30, 2001 was ($0.04).

     (b) Pro Forma Information. No pro forma data giving effect to the proposed merger is provided because the Company does not believe such information is material to shareholders in evaluating the proposed merger since (1) the proposed merger consideration is all cash and (2) if the proposed merger is completed, the common stock of the Company would cease to be publicly traded.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations. None.

     (b)  Employees and Corporate Assets. None.

Item 15. Additional information.

     (a)  Other Material Information. None.

Item 16. Exhibits.

     (a)  Going Private Statement dated ________ __, 200_.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (f) Article 113 of the Colorado Business Corporation Act (incorporated by reference to Exhibit B of the Going Private Statement filed as
          Exhibit 16(a) hereto)

     (g)  Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AUTO-TROL TECHNOLOGY CORPORATION,
                                        a Colorado corporation


                                        By: /s/ Howard B. Hillman
                                        ----------------------------------------
                                        Name:   Howard B. Hillman
                                        ----------------------------------------
                                        Title:  President
                                        ----------------------------------------
                                        Date:   January 22, 2002
                                        ----------------------------------------



                                            /s/ Howard B. Hillman
                                        ----------------------------------------
                                        Name:   Howard B. Hillman
                                        ----------------------------------------
                                        Date:   January 22, 2002
                                        ----------------------------------------



                                        ATTC, INC.,
                                        a Colorado corporation


                                        By: /s/ Howard B. Hillman
                                        ----------------------------------------
                                        Name:   Howard B. Hillman
                                        ----------------------------------------
                                        Title:  President
                                        ----------------------------------------
                                        Date:   January 22, 2002
                                        ----------------------------------------



                                        VENHILL LIMITED PARTNERSHIP,
                                        a Delaware limited partnership


                                        By: /s/ Howard B. Hillman
                                        ----------------------------------------
                                        Name:   Howard B. Hillman
                                        ----------------------------------------
                                        Title:  General Partner
                                        ----------------------------------------
                                        Date:   January 22, 2002
                                        ----------------------------------------




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                                  EXHIBIT INDEX


16(a)        Going Private Statement dated ________ __, 200_.






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